

March 28, 2014

<u>Via E-mail</u>
Marvin S. Edwards, Jr.
President and Chief Executive Officer
CommScope Holding Company, Inc.
1100 CommScope Place, SE
Hickory, North Carolina 28602

      Re: CommScope Holding Company, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2013
            Filed February 20, 2014
            File No. 1-36146

Dear Mr. Edwards:

      We refer you to our comment letter dated March 7, 2014, regarding business contacts with Cuba, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Cecilia Blye

                         Cecilia Blye, Chief
                         Office of Global Security Risk

cc: Larry Spirgel
       Assistant Director
       Division of Corporation Finance